UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934
For the month of April 2011
Commission file number: 000-27648
VOCALTEC COMMUNICATIONS LTD.
(Translation of registrant’s name into English)
12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.
Attached hereto and incorporated by reference herein is a press release, dated April 27, 2011, titled “VocalTec Files Form 20-F for 2010 and Gives Guidance Including GAAP Revenues of $30.9 Million and EPS of 22 Cents for Q1 2011”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOCALTEC COMMUNICATIONS LTD. (Registrant)
By:	/s/ Daniel Borislow
	Name:	Daniel Borislow
	Title:	President and Chief Executive Officer

Date: April 28, 2011

“VocalTec Files Form 20-F for 2010 and Gives Guidance Including GAAP
Revenues of $30.9 Million and EPS of 22 Cents for Q1 2011”
Company expands buy back program to $22 million; Borislow’s ownership grows to 27%
West Palm Beach, FL, and Netanya, Israel — Apr. 27, 2011 — VocalTec Communications Ltd. (Nasdaq: CALL), the company that invented voice over IP (VoIP) and sold over seven million magicJacks®, believes it will have revenues on a GAAP (generally accepted accounting principles) and income on an EPS (earnings per share) basis for Q1 2011 of approximately $30.9 million and approximately $0.22 respectively.
VocalTec recently filed its Form 20-F for 2010 with the U.S. Securities and Exchange Commission (SEC). The company met its financial guidance given to the public via press releases and past filings. The company expects greatly reduced legal fees, which have impacted earnings over the last few years. If the company is able to keep the cost of these and other professional fees down, it may be able to add greater amounts to earnings than discussed in this press release and higher margins in the future. For instance, if you back out legal fees for Q1 2011, the company’s EPS would have been over $0.40 as compared to realized GAAP of $0.22.
As VocalTec has grown its cash and assets significantly since the last announced buy back, the company has increased its buy back program to $22 million, up from $12 million.
As previously announced, the company is adding products and services including the introduction of the magicJackPLUS in late Q2 2011 and expects this move will bode well for the future of the company. The new products and services will expand VocalTec’s customer base through wider consumer acceptance and increased applicability for small businesses. The future product lifecycle of these new products and services is expected to last for a number of years, particularly as the company will be taking a modular approach to adding features instead of replacing whole products. The company expects to grow handsomely in Q3 2011 with a reacceleration of profits, compared to the previously announced reduced revenue and income expected in Q2 2011 when compared to Q1. By the end of Q4 2011, management would not be surprised to see a GAAP run rate of over $0.40 per quarter. If the company grows faster than expected, this may negatively affect income results short term. Please read other risks in our Form 20-F.

The magicJackPLUS, the newest blockbuster in the company’s line-up of VoIP products, is in beta and the response has been terrific from others in the industry who are using it. The newest magicJack gives customers the option, for the first time, to use it without a computer or to plug it into a computer like the original magicJack. Free of the computer, users simply plug the USB side of the magicJackPLUS into the supplied power adaptor and then connect the other side of the device to their router/switch via the supplied Ethernet cord. Either way, customers will be talking on their phone within seconds of taking the magicJackPLUS out of the package.
The magicJackPLUS will have new features including number porting and the ability to set up hunting groups for small businesses. The magicJackPLUS contains only one chip and is a computer and a system on a chip. The latest chip the company built performs over 14 different functions and contains an ARM processor. The company expects to have important patents related to its magicJackPLUS. With the newly added number porting feature, customers may port their old number from another phone company or their existing magicJack number to this new product. magicJackPLUS is also designed to offer triple play services to customers. magicJack will not only build a pluggable, inexpensive Wi-Fi module to eliminate the need to plug into a router, but could also use a 4G module. This 4G module may enable magicJackPLUS to act as an Internet provider and a video on demand provider, hence the triple play. Using the magicJackPLUS as your internet provider, you can simply plug in your existing switch/router or use the future Wi-Fi capability built into the 4G module, eliminating any need for a switch/router in your home while numerous computers can take advantage of the 4G access. The company can envision in the future charging less than $90 per year to offer high speed Internet access and free phone service, with the ability to use it when you travel too.
Also expected late in Q2 2011, the company will change the magicTalk name to magicJack App and expects to introduce VoIP applications ready for the iPhone and iPad within 45 days. For the first time, the company plans to spend media and Internet dollars promoting these services. An Android application will follow, likely in Q3 2011.
Dan Borislow, CEO of VocalTec states, “The transition from private company to public company is now practically finished and the 20-F filing was a big step in that transformation. We will now engage analysts and go on a road show to tell our story face-to-face with institutional investors. The company hopes to increase the liquidity of the stock and achieve a more realistic market valuation based on greater distribution to more shareholders. We intend to educate analysts and potential investors on our new technology, inventions and innovative business model and believe the 20-F and potential analyst coverage will have a positive effect for the company. I personally have some work to do to get a commitment from analysts to start coverage. I will work diligently to do so and meet with as many qualified investors and others as I can. Lastly, I wanted to disclose that my current ownership position in the company is at 27 percent and we will have a general meeting of shareholders on April 28, 2011.”

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, including statements about our projected revenues, cash flows, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements.
Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things: changes to our business resulting from increased competition; any operational or cultural difficulties associated with the integration of the businesses of VocalTec and YMax; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; unexpected costs, charges or expenses resulting from the merger; the ability of the combined company to achieve the estimated potential synergies or the longer time it may take, and increased costs required, to achieve those synergies; our ability to develop, introduce and market innovative products, services and applications; our customer turnover rate and our customer acceptance rate; changes in general economic, business, political and regulatory conditions; availability and costs associated with operating our network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to our products; changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and the various other factors discussed in the “Risk Factors” section of the Forms 6-K and 20-F filed with the Securities and Exchange Commission. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.
We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
magicJack is a registered trademark of VocalTec Communications Ltd. All other product or company names mentioned are the property of their respective owners.

About VocalTec Communications Ltd.
VocalTec Communications Ltd. (Nasdaq: CALL), the inventor of VoIP including the softphone and magicJack, has the goal of becoming the leading international provider of global voice over many platforms. The company has achieved sales of over seven million of the easy-to-use, award-winning magicJack since the device’s launch in 2008, and has the use of over 30 patents, some dating to when VocalTec invented VoIP. It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99 percent.
Contact:
Kari Hernandez
Media Relations
vocaltec@ink-pr.com
Investor Relations
561-771-CALL
ir@vocaltec.com